

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 20, 2018

Barry E. Silbert
Chief Executive Officer
Bitcoin Investment Trust
250 Park Avenue South
New York, New York 10003

      Re: Bitcoin Investment Trust
          Draft Registration Statement on Form 10-12G
          Submitted October 3, 2018
          CIK No. 0001588489

Dear Mr. Silbert:

     We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Exhibit 99.1

General

1.   To the extent you use a fact sheet, please provide us with a copy for our review.

2.   Please provide us with support for your disclosure on page 9 that digital assets such as Bitcoin have gained commercial acceptance within the past decade.

3.   Please tell us how an investor may evaluate the price of your shares in light of the risk of price manipulation and fraud in the Bitcoin Exchanges.

4.   We note your disclosure on page 73 that you currently have no intention of seeking regulatory approval to operate an ongoing redemption program. Please revise your disclosure throughout to remove references to a hypothetical or potential redemption program.

5.   We note your disclosure throughout that Genesis Global Trading Inc. is the sole Authorized Participant. Since you do not have a redemption program and structure in which Authorized Participants create and redeem shares and rely on an arbitrage mechanism for pricing, please tell us why you have described Genesis Global Trading as an Authorized Participant. Alternatively, please remove such references.

6.   We note your disclosure throughout regarding reliance on an arbitrage mechanism. However, given that you do not currently operate a redemption program and that your shares have a minimum one year holding period, it appears that you are not currently relying on arbitrage. Please remove such references to your reliance on arbitrage and instead highlight how your inability to have an arbitrage mechanism in place make it difficult for the price of the Shares to be linked to the price of Bitcoin and the Bitcoin Index Price.

7.   Please provide security ownership disclosure required by Item 403 of Regulation S-K.

8.   We note your disclosure on page 25 regarding the provisions in the Trust Agreement that restrict Shareholders' right to bring a derivative action, including a requirement that two or more non-affiliated shareholders collectively holding at least 10.0% of the outstanding shares join together in bringing the action. Please revise to:

   •   More fully disclose the risks to investors and how the provision impacts the rights of shareholders;

   •   Clarify how you will determine whether the ownership thresholds have been met and the difficulties that shareholders may have in attempting to locate other shareholders to reach the 10.0% threshold;

   •   Discuss any uncertainty regarding the enforceability of this provision under federal or state law;

   •   Disclose whether you intend for this provision to cover claims under the federal securities laws; and

Barry E. Silbert
Bitcoin Investment Trust
November 20, 2018
Page 3

- To the extent the provision applies to federal securities law claims, please revise the disclosure and the Trust Agreement to state that by agreeing to the arbitration provision, investors will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder.

Cover Page

9. We note your disclosure that the market price of the shares may be different from the NAV per share. Please revise your disclosure here and in the summary section to emphasize that this difference may be significant given the price differentials, price volatility, trading volume, and closings of bitcoin trading platforms due to fraud, failure, security breaches, or otherwise, including your inability to redeem.

Risk Factors, page 9

10. We note your disclosure on page 70 that the officers of the Sponsor may trade Bitcoins for their own personal trading accounts. Please revise to include risk factor disclosure discussing any significant ownership of Bitcoin by the Sponsor, Genesis, their management, or any of their affiliates.

"The arbitrage mechanism intended to keep the price of the shares closely linked to the Bitcoin Index Price...", page 22

11. Given that the Trust is only able to currently create shares, please revise your disclosure to discuss the specific impact this has had on the price of your Shares in relation to the price of Bitcoin and the Bitcoin Index Price. Specifically, in the risk factors and elsewhere, please discuss in more detail and quantify the significant premium at which your price has been trading.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Trust Overview, page 45

12. The table on page 45 discloses the number of outstanding shares as of December 31, 2017 as 174,283,200 and as of June 30, 2018 as 192,704,400. We also note that the company completed a 91-for-1 share split on January 26, 2018. Please explain the impact of the stock split on the number of outstanding shares.

Review of Financial Results, page 48

13. Please expand your disclosure to provide a more complete discussion of the specific factors that have impacted of your results of operations and change in financial position for the periods presented. For example, please describe and quantify the relative impact of factors such as price appreciation or depreciation in Bitcoin and creation of Shares. Please also describe any known trends or uncertainties that you reasonably expect may have a favorable or unfavorable impact.

Activities of the Trust
Trust Expenses, page 56

14.   We note your disclosure that the Trust may pay the Sponsor's Fee with Incidental Rights and/or IR Virtual Currency by entering into an agreement with the Sponsor that determines their corresponding value. Please expand your disclosure to briefly discuss how the value will be determined. To the extent this value will not be determined on an arm's length basis, please include risk factor disclosure regarding the conflicts of interest and the potential that the Trust may overpay the Sponsor's Fee.

15.   We note your disclosure on page 15 that there are likely to be operational, tax, securities law, regulatory, legal and practical issues that significantly limit, or prevent entirely, Shareholders' ability to realize a benefit from Incidental Rights or IR Virtual Currency. Please expand your disclosure to specifically discuss your process for determining whether an Incidental Right or IR Virtual Currency is a security and the steps you plan on taking if such Incidental Right or IR Virtual Currency is determined to be a security.

Description of the Trust, page 61

16.   We note your disclosure that each share initially represented approximately .01 of a Bitcoin and that each share currently represents approximately .001 of one Bitcoin. We also note your disclosure that the number of Bitcoin required to create a Basket is expected to gradually decrease over time due to the Sponsor's Fee and any Additional Trust Expenses. Please describe the reasons for the decrease from .01 Bitcoin per share to .001 Bitcoin per share.

Description of Shares, page 71

17.   Please revise your disclosure on your recent sales of unregistered shares to provide all the information required by Item 701 of Regulation S-K. For example, it appears that Genesis Global Trading Inc., who is the initial purchaser, the sole Authorized Participant, and also the Distributor and Marketer of the shares is also an underwriter.

Transfer Restrictions, page 73

18.   We note your disclosure that the Shares are restricted securities that may not be resold except in exempt transactions and any such transaction must be approved by the Sponsor. Please expand your disclosure to clarify what factors the Sponsor will consider in approving a transaction.

Description of Creation and Redemption of Shares, page 77

19.   We note your disclosure that from time to time, the Trust may create and issue Baskets to persons other than Authorized Participants, provided that the person has a signed purchase agreement with the Trust. Please expand your disclosure to discuss whether there are any

other limitations, such as minimum net worth requirements, for any such persons seeking to create a basket.

Description of the Trust Documents, page 85

20.   We note your disclosure on page 90 that the Trust's and the Sponsor's auditors or third-party accountants have inspection rights to visit and inspect the Bitcoin Account. Please expand your disclosure to specify whether either of these parties have any obligation to inspect the Bitcoin Account. Please also clarify how the Trust validates the existence, exclusive ownership and software functionality of private cryptocurrency keys and other ownership records.

Notes to Financial Statements
2. Summary of Significant Accounting Policies
In-kind IR Virtual Currency and Incidental Rights Distributions, page F-22

21.   Please tell us, and expand your policy note with respect to IR Virtual Currency and Incidental Rights Distributions to disclose the following:

- Clarify when IR Virtual Currencies and Incidental Rights are recognized in your financial statements and the basis in GAAP for your conclusions. In your response, please tell us whether your accounting policies for IR Virtual Currencies and Incidental Rights are the same.

- Explain your policy for valuing IR Virtual Currency and Incidental Rights. Using the three IR Virtual Currencies received during 2017 as examples (Bitcoin Cash, Bitcoin Gold and Bitcoin SegWit2X) please walk us through your policy for selecting a principal market and assigning value.

3. Fair Value of Bitcoin, page F-23

22.   Please tell us why you believe you have the information necessary to adequately value bitcoin given its volatility and the fragmentation, potential for manipulation, and general lack of regulation of underlying bitcoin markets.

23.   Please tell us whether or not you make any adjustments to the bitcoin price quoted on your principal market in order to determine the fair value of bitcoin. Reference is made to ASC Topic 820-10-35-50.

4. Distributions
Bitcoin Diamond and Bytether Tokens, page F-30

24.   Using Bitcoin Diamond and Bytether Tokens as an example, please explain to us in greater detail the process through which a digital asset created via a fork or airdrop is irrevocably abandoned and its relation to your recognition or derecognition of the asset.

Barry E. Silbert
Bitcoin Investment Trust
November 20, 2018
Page 6

You may contact Eric McPhee, Senior Staff Accountant, at (202) 551-3693 or Robert Telewicz, Accounting Branch Chief, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799 or Sonia Gupta Barros, Assistant Director, at (202) 551-3655 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate and
Commodities